No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Notice Concerning 101st Ordinary General Meeting of Shareholders

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 19, 2025

[Translation]

May 19, 2025

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning 101st Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 19, 2025, resolved to convene the Company’s 101st Ordinary General Meeting of Shareholders as follows.

Particulars

1.	Date and time

10:00 a.m. on Thursday, June 19, 2025

(The reception desk is expected to open at 9:00 a.m.)

2.	Place

Bellesalle Shinjuku Grand

8-17-3Nishi-shinjuku, Shinjuku-Ku, Tokyo

Event hall on the first floor

3.	Agenda

Matters to be reported:

1.	Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 101st Fiscal Year (from April 1, 2024 to March 31, 2025); and

2.	Results of the Audit of the Consolidated Financial Statements for the 101st Fiscal Year (from April 1, 2024 to March 31, 2025) by the Independent Auditors and the Audit Committee.

Matters to be resolved:

Item:

Election of Twelve (12) Directors